August 17, 2011	Darren K. DeStefano

T: (703) 456-8034
VIA EDGAR AND ELECTRONIC DELIVERY	ddestefano@cooley.com
Edward Bartz, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549

Re:	Gladstone Investment Corporation Registration Statement on Form N-2 (File No. 333-160720)
Dear Mr. Bartz:
     On behalf of Gladstone Investment Corporation (the “Fund”), we are transmitting for filing one copy of Post-effective Amendment No. 4 (the “Amendment”), marked to show changes from Post-effective Amendment No. 3 to the Registration Statement on Form N-2, Registration No. 333-160720 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2011.
     The Amendment is being filed in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) on July 28, 2011 (the “Comments”). Page references in the text of this response letter correspond to the page numbers of the Amendment.
General
1.	Please confirm that in any “combined offering of securities,” that each security would be distinct and separately transferable.
In response to the Staff’s comment, the Fund confirms that in any “combined offering of securities,” that each security would be distinct and separately transferable.
2.	Please add the following three undertakings to the registration statement: (i) the Fund’s undertaking to file a post-effective amendment to the registration statement in respect of any one or more offerings of the Fund’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share; (ii) the Fund’s undertaking to file a post-effective amendment to the registration statement in connection with any rights offering; and (iii) the Fund’s undertaking to file a post-effective amendment to the registration statement in connection with any combined offering of securities.

August 17, 2011
Page Two
In response to the Staff’s comment, the Fund has added the three additional undertakings to the Amendment.
3.	Please include a form of prospectus supplement for each type of security registered under the Registration Statement.
In response to the Staff’s comment, the Fund has included a form of prospectus supplement for each type of security registered under the Registration Statement.
Prospectus Summary — Gladstone Investment Corporation — General (Page 1)
4.	Please add additional disclosure regarding the quality level of the debt securities the fund seeks to invest in and clarify that investments rated below “investment grade” are often referred to as “junk bonds.”
In response to the Staff’s comment, the Fund has revised the disclosure on page 1 of the Amendment and otherwise throughout the prospectus.
Prospectus Summary — Fees and Expense (Page 4)
5.	Please move the footnotes from the fees and expenses table immediately prior to the example on page 4.
In response to the Staff’s comment, the Fund has revised the disclosure on page 4 of the Amendment.
Financial Statements — Schedules of Investments March 31, 2011 (Pages F-8 and F-9)
6.	The Staff notes that the preferred stock of Acme Cryogenics, Inc. and Noble Logistics, Inc. had a fair value of $4.9 million and $3.0 million, respectively, as of March 31, 2011. The Staff further notes that the fair value of such investments was $0 as of March 31, 2010. Please supplementally advise the Staff as to the reason for the increase.
In response to the Staff’s comment, the Fund respectfully refers the Staff to the disclosure provided on page 42 of the Registration Statement. As noted in “Management’s Discussion and Analysis of Results of Operations—Comparison of the Fiscal Year Ended March 31, 2011 to the Fiscal Year Ended March 31, 201—Realized and Unrealized Gain (Loss) on Investments,” [n]oteworthy appreciation was experienced in our equity holdings of Acme Cryogenics, Inc. [and] Noble Logistics, Inc...” The Fund supplementally advises the Staff that the cause of the appreciation was primarily a result of increases in the performance of the portfolio companies, an increase in certain comparable multiples and decreased leverage amounts within the portfolio companies.

August 17, 2011
Page Three
* * * * *
     Please direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christi Novak of this office, at (703) 456-8562.

Very truly yours,
/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	David Gladstone Michael LiCalsi, Esq. David Watson Thomas R. Salley Christina L. Novak
486312 v1/RE